245 Summer Street

Fidelity® Investments

Boston, MA 02210

January 16, 2020

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: File Room

RE:

Fidelity Covington Trust (the trust): File Nos. 033-60973 and 811-07319

Fidelity Growth ETF

Fidelity Opportunistic ETF

Fidelity Value ETF

CIK: 0000945908

Request for Withdrawal of Amendment to Registration Statement on Form N-1A

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended ("Securities Act"), Fidelity Covington Trust (the trust): File Nos. 033-60973 and 811-07319 (the "Trust") hereby requests the withdrawal of post-effective amendment no. 55 to its registration statement filed under the Securities Act of 1933 and amendment no. 55 to its registration statement filed under the Investment Company Act of 1940, both of which were filed on Form N-1A.

The amendments were duly submitted via EDGAR and accepted by the Securities and Exchange Commission (the "SEC") on 12/20/2019 (Accession No. 0001379491-19-005359) and were filed to add new series to the Trust, Fidelity Growth ETF, Fidelity Opportunistic ETF, and Fidelity Value ETF (the "ETFs").

Very truly yours,

/s/Cynthia Lo Bessette

Cynthia Lo Bessette

Secretary of the Trust